UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

HAMMITT, Inc.

(Exact name of issuer as specified in its charter)

California	263217060
(Jurisdiction of incorporation/organization)	(I.R.S. Employer Identification No.)

2101 Pacific Coast Highway Hermosa Beach, California	90254
(Address of principal executive offices)	(Zip Code)

310-292-5200
(Phone)

Class B Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this annual report, the term “Hammitt,” “we,” “us” “our” or “the Company” refers to Hammitt, Inc., a California corporation.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

SUMMARY

Company Overview

Hammitt, Inc. was organized in the State of California on August 12, 2008. In 2008, a small team of Californians began shaping a new, client-focused initiative to create a handbag Company where fashion meets function. Using what we believe to be only the highest quality materials, our experienced design team began creating products where comfort and style reign supreme. Since then, we have committed our design efforts to surprise and delight our clients through innovation and evolving functionality.

Each style starts with an idea to solve a problem – making our clients’ lives easier and also more colorful. Our designs come to life through carefully selected materials and thoughtful development and testing. Over the years, our unique, eye-catching handbags with our signature rivets have developed a loyal and passionate following. We are also happy to report that we believe we have been successful in growing the brand without sacrificing quality or compromising our clients’ needs.

In 2019 and 2020, Hammitt won the Design Excellence Award from the North American Accessories Council in New York.

The Hammitt Difference: Business Model

We believe the following factors set us apart from our competition:

•	Quality, functional luxury products that are guaranteed for life.

•	Online direct to consumer (“DTC”) focus.

•	Use of extensive data analytics to drive decisions in digital advertising, marketing and design.

•	Transparent pricing with core styles ($175 to $575 retail); never discounted.

•	We leverage mobile first technology to enhance the customers’ buying and brand experience.

•	We intend to create excitement with new product drops weekly along with collaborations with artists & celebrities.

•	We plan for a curated wholesale distribution controlled by MAP pricing to support DTC revenue.

•	Scalable, fully integrated supply chain from design to factory to 3PL to customer.

•	Sophisticated software and IT processes aiding in scalable and efficient operations.

•	We recruit smart, motivated and creative professionals that encompass a positive, vibrant culture.

•	We believe we have stable growth built on efficient use of capital.

The highest quality materials (lifetime guarantee) and functionality is a top priority in our designs. Digital media and direct-to-consumer is a huge focus. We believe this sets us apart from our competitors.

BEST SELLING BAG - DANIEL LRG

Market Overview

There is a large growing U.S. market for women’s handbags - $22 billion in 2021 increasing by $1.43 billion annually resulting in a projected market volume of $27.3 billion by 2025. Buyers usually must choose between a very expensive, European designer handbag or settle for lower quality, heavily discounted American brand. Hammitt offers a quality, luxury U.S. product.

Legacy brands are focused on their wholesale business. Most have less than 15% of their sales online. Hammitt has more than 65% of revenues online (DTC).

According to Statista, as of February 2020, 30% of online buyers are 25 to 34 years old. Hammitt is focused on 28- to 55-year-old buyers.

Products

The Company sells luxury handbags and accessories. The products aim to be functional and fashionable and are typically adorned with our signature rivets. We are known for our functional fresh approach to the modern handbag and our lifetime promise of repairs free of charge.

Handbag styles change, but as of the date of this report the Company sells this current product mix of handbags:

•	Backpacks

•	Clutches and evening bags

•	Crossbody bags

•	Satchels and shoulder bags

•	Totes

In addition to handbags, the Company also sells various accessories, including but not limited to the following:

•	Belts

•	Card holders

•	Jewelry cases

•	Luggage tags

•	Makeup bags

•	Phone cases

•	Straps

•	Sunglass cases

•	Wallets

•	Leather cleaner

Store Locations

Currently, Hammitt has two store locations with a third due to open Fall 2022. One store is located in Manhattan Beach, California, another located in Costa Mesa, California with the new third store opening in La Jolla California. Our stores offer the fullest expression of our brand, are located in tourist-heavy, densely populated cities in California. The stores carry an assortment of products depending on their size, location and customer preferences. As the Company grows, we intend to open additional retail stores in locations which we believe will further our loyal customer base and continue to support and drive our DTC business.

When contemplating opening additional facilities, the Company looks as the following factors to determine whether the location is suited for the Company:

•	Geographical location: our target markets are in CA, TX, GA and FL.

•	Proximity to other comparable fashion brands’ brick and mortar locations and fashion destinations.

•	Age demographics in a 20-mile radius.

•	Average household income in a 20-mile radius.

•	Sell thru of product at wholesale boutique locations nearby.

Direct to Consumer

Our Direct-to-Consumer business accounts for more than 60% of our revenues. In the last 3 years, DTC sales have grown from 24% (in 2018) to 60.4% as of December 31, 2021. We believe the following factors have contributed to this growth:

•	Email subscribers have grown to 208,000 as of December 31, 2021.

•	Text messages are sent to over 45,000 individuals. This SMS feature was launched in Q4 2020.

•	We have partnered with influencers on social media.

•	We have 139,000 Instagram followers.

Due to the aforementioned factors, digital traffic to our website reached 4.9 million visits for the year ended December 31, 2021.

We have grown the DTC business by tracking data and success factors in regard to our digital campaigns. Additionally, our software ecosystem has allowed us to focus on the proper key performance indicators needed to accelerate our DTC growth, such as:

•	online sessions,

•	active buyers,

•	average order value,

•	customer acquisition cost and

•	average customer lifetime value.

From a digital marketing perspective, we are continuously informed of what is working for us and what needs tweaking.

We believe our exceptional customer experience sets us apart. Virtually, we strive to replicate in-person customer service via virtual personal styling appointments, a professional graphics/digital team and live customer service representatives.

Wholesale Customers

In addition to selling Direct to Consumers, the Company also sells its products wholesale. Pursuant to the Company’s wholesale model, it obtains products from its third-party manufacturer and then sells the products to a third-party business, usually in bulk. This third-party is often a retail business who then sells to the buying public. As of December 31, 2021, the Company maintains a wholesale relationship with the following entities:

•	Dillards

•	MCX

•	Von Maur

•	Zappos

•	More than 400 Specialty Stores

We work closely with our wholesale partners to ensure a clear and consistent product presentation. We custom tailor our assortments through wholesale product planning and allocation processes to match the attributes of our department store consumers in each local market. We continue to closely manage inventories in this channel given the current highly promotional environment at point-of-sale.

In addition, the Company sells its products to boutiques across the country on a wholesale basis. As of December 31, 2021, the Company maintains over 400 wholesale relationships with boutiques. Many of these boutiques are located inside luxury hotels. The Company intends to grow this wholesale boutique model as it can track demand for product without the capital investment of brick-and-mortar store fronts. The wholesale business for Hammitt comprised approximately 40% of total segment net sales for fiscal 2021.

Target Audience

The Company’s target audience consists of the following characteristics:

•	Mostly women

•	Ages 28-55 years old

•	Household income above $100,000

Manufacturer and Supplier

The majority of the Company’s products are manufactured in China with additional capacity in India and Europe. Our main factory in China is an investor in the Company, MGI Enterprises LTD. The Company has not entered into any agreements with third parties to manufacturer or supply products.

Fulfillment Facilities

We rely on third parties to operate and distribute finished products from our fulfillment facilities located in California. We also utilize third-party logistics providers, such as G-Global to warehouse and distribute finished products from their warehouse locations in the United States and Mexico. We regularly evaluate our distribution infrastructure and consolidate or expand our distribution capacity as we believe appropriate for our operations and to meet anticipated needs.

The Company has not entered into any agreements with third parties to operate and distribute finished products from fulfillment facilities or third party logistic providers to warehouse and distribute finished products from their warehouse locations in the United States.

Competition

The global premium women's handbag, and accessories categories are highly competitive. The Company competes primarily with European and American luxury and accessible luxury brands as well as private label retailers. Over the last several years these industries have grown, encouraging the entry of new competitors as well as increasing the competition from existing competitors. This increased competition drives interest in these brand loyal categories.

The Company believes that the brands below are Hammitt’s top competitors:

•	Kate Spade

•	Rebecca Minkoff

•	Coach

•	Dagne Dover

•	Mansur Gavriel

Employees

The Company currently has 38 full-time employees and 10 part-time employees. The Company has entered into employment agreements with two executives. The employment agreements are filed as exhibits to this report.

Information Systems

The Company relies on the following information systems:

•	NetSuite: (“ERP”) Software.

•	Shopify

•	NuOrder

•	Google Email

•	Domo

In addition, our manufacturers are linked to our design and ERP system, NetSuite. All customers are linked to our ERP through Shopify, NuOrder or EDI systems. Payments to vendors are made by ACH, wire or by check.

Regulation

Most of the Company's imported products are subject to duties, indirect taxes, quotas and non-tariff trade barriers that may limit the quantity of products that we may import into the United States and other countries or may impact the cost of such products. The Company is not materially restricted by quotas or other government restrictions in the operation of its business; however customs duties do represent a component of total product cost. To maximize opportunities, the Company operates complex supply chains through foreign trade zones, bonded logistic parks and other strategic initiatives such as free trade agreements.

Intellectual Property

The Company relies on its intellectual property. As of December 31, 2021, the Company has the following patents or trademarks granted or pending:

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT AUSTRALIA

Class 3: Fragrances

Class 9: Eyeglasses; sunglasses

Class 14: Jewelry; watches

Class 18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

Class 25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear

		1945414 8/1/2018	1945414 8/2/2018	Registration Renewal: 8/2/2028	Registered Required Use Date: 8/2/2023

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
BAG BOYS	Class 18: Belt bags and hip bags; clutch purses; clutches;	85908722	4576945	§§8 & 9	Registered;
	duffel bags; garment bags for travel; grooming organizers			7/29/2024	incontestable
U.S.	for travel; handbags; handbags, purses and wallets; leather purses; multi-purpose purses; purses; satchels; travel baggage; travel cases; wallets	4/18/2013	7/29/2014
HAMMITT	Class 18: Handbags, purses and wallets; Clutch bags;	86931646	5112500	§§8 & 15	Registered
	Duffel bags; Travel bags			1/3/2023
U.S.		3/7/2016	1/3/2017
				§§8 & 9
				1/3/2027
HAMMITT	Class 18: Collars for pets; Dog collars; Animal leashes;	88476639	6229020	§§8 & 15	Registered
	Dog leashes			12/22/2026
U.S.		6/17/2019	12/22/2020
				§§8 & 9
				12/20/2030
HAMMITT	Class 25: Boots; Sandals; Shoes	87090325	5234130	§§8 & 15	Registered
				6/27/2023
U.S.		6/30/2016	6/27/2017
				§§8 & 9
				6/27/2027
HAMMITT	Class 35: Pop-up retail store services featuring apparel,	88026841	5701757	§§8 & 15	Registered
	accessories and handbags; On-line retail store services			3/19/2025
U.S.	featuring apparel, accessories and handbags	7/5/2018	3/19/2019
				§§8 & 9
				3/19/2029
HAMMITT	Class 18: Fashion handbags	77917451	3906628	§§8 & 9	Registered;
LOS ANGELES				1/18/2031	renewed
		1/22/2010	1/18/2011

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT CANADA

3: Fragrances

9: Eyeglasses; sunglasses

14: Jewelry; watches

18: Backpacks; messenger bags; shoulder bags; Handbags, purses and wallets; clutch bags; duffel bags; travel bags

25: Clothing, namely, t-shirts and jackets; Headwear, namely, caps, hats and headbands; boots; sandals; shoes

35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear

		1913304 8/3/2018			Pending at CI PO

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 3: Soap; cleaning preparations; creams for leather; furbishing preparations; essential oils; perfumes; breath	32144678	32144678	Registration Renewal:	Registered
CHINA	freshening sprays; sachets for perfuming linen; deodorants for human beings or for animals; air fragrancing preparations	7/10/2018	4/14/2019	4/13/2029
HAMMITT	Class 9: Electronic tags for goods; holograms; Electronic publications, downloadable; Downloadable mobile app;	32144677	32144667	Registration Renewal:	Registered
CHINA	Cell phone straps; Screens [photography]	7/10/2018	6/14/2019	6/13/2029
HAMMITT	Class 14: Precious metals, unwrought or semi-wrought; gift box for jewellery, small decorations; threads of	32144676			Approved for publication
CHINA	precious metal [jewellery]; jewellery; precious stones;	7/10/2018
	Key chain (clasps with small decorations or short chain accessories); Jewelry findings; jade; watches
HAMMITT	Class 14: Precious metals, unwrought or semi-wrought; gift box for jewellery; jewellery, small decorations;	45201911	45201911	Registration Renewal:	Registered
CHINA	threads of precious metal jewellery; precious stones; Key chain (clasps with small decorations or short chain accessories); Jewelry findings; jade; watches	04/07/2020	12/7/2020	12/6/2030
HAMMITT	Class 18: Imitation leather; purses; backpacks; pocket wallets; handbags; travelling bags; barrel; shoulder bags;	32144675	32144675	Registration Renewal:	Registered
CHINA	messenger bags; handbags for evening party	7/10/2018	6/7/2020	6/6/2030
HAMMITT	Class 25: Clothing; trousers; coats; skirts; jackets	32144674	32144674	Registration	Registered
	[clothing]; swimsuits; footwear; shoes; caps [headwear];			Renewal:
CHINA	hats; hosiery; gloves [clothing]; shawls; shirts; sweaters	7/10/2018	6/7/2020	6/6/2030

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 35: Demonstration of goods; providing business information via a web site; customer loyalty program	32144673	31244673	Registration Renewal:	Registered
CHINA	management; import-export agencies; providing goods and services online market for buyer and sellers; administrative processing of purchase orders; accounting; rental of sales stands; Advertising; Modelling for advertising or sales promotion	7/10/2018	4/7/2019	4/6/2029
HAMMITT	3: Fragrances	5/21/2018	9/1/2018	Registration	Registered
				Renewal:
EU	9: Eyeglasses; sunglasses	17903903	17903903	5/21/2028

14: Jewelry; Watches

18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

25: Clothing; tops; bottoms (clothing); jackets; shoes; footwear; hats; headwear

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
HAMMITT	Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags,	17923710	17923710	Registration Renewal:	Registered
EU	purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms (clothing), jackets, shoes, footwear, hats and headwear	6/27/2018	11/7/2018	6/27/2028
HAMMITT	3: Fragrances	304621185	304621185	Registration	Registered
				Renewal:
HONG KONG	9: Eyeglasses; sunglasses	8/2/2018	12/28/2018	8/1/2028

14: Jewelry; watches

18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms,

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear
HAMMITT JAPAN

3: Fragrances

9: Eyeglasses; sunglasses

14: Jewelry; watches

18: Handbags; purses; wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags; bags and the like; pouches and the like

25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

35: Retail services for handbags, purses, wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, bags and the like, and pouches and the like; retail services for clothing, tops, bottoms, jackets, hats and headwear; retail services for shoes and footwear; on line retail services for handbags, purses, wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, bags and the like, and

		2018-104670 8/17/2018	6199601 11/22/2019	Registration Renewal: 11/22/2029	Registered

HAMMITT, INC.

WORLDWIDE TRADEMARK STATUS REPORT

MARK COUNTRY	INTERNATIONAL CLASS GOODS/SERVICES	Serial No. Filing Date	Registration No. Registration Date	Maintenance Deadlines	Status
pouches and the like; online retail services for clothing, tops, bottoms, jackets, hats and headwear; online retail services for shoes and footwear
HAMMITT NEW ZEALAND

Class 3: Fragrances

Class 9: Eyeglasses; sunglasses

Class 14: Jewelry; watches

Class 18: Handbags, purses and wallets; clutch bags; duffel bags; travel bags; backpacks; messenger bags; shoulder bags

Class 25: Clothing; tops; bottoms; jackets; shoes; footwear; hats; headwear

Class 35: Retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear; Online retail services relating to fragrances, eyeglasses, sunglasses, jewelry, watches, handbags, purses and wallets, clutch bags, duffel bags, travel bags, backpacks, messenger bags, shoulder bags, clothing, tops, bottoms, jackets, shoes, footwear, hats and headwear

		1099149 8/2/2018	1099149 2/5/2019	Registration Renewal: 8/2/2028	Registered

Litigation

The Company has no material litigation pending and the management team is not aware of any pending or threatened material legal action relating to the Company’s business, intellectual property, conduct or other business issues.

THE COMPANY’S PROPERTY

The Company has entered into the following lease agreements:

•	Retail Locations

o	Orange County, California

▪	South Coast Plaza Retail Center, Costa Mesa California 92626 - First Level, Space #109

▪	Expired: January 31, 2022, continues on a month to month basis.

o	Manhattan Beach, California

▪	227 Manhattan Beach Blvd, Manhattan Beach, CA 90266

o	La Jolla, California

▪	7841 Girard Ave, La Jolla CA 92037

▪	Expires: July 2027

•	Showroom

o	127 East 9th Street, Los Angeles CA 90015

o	Expires December 31, 2022

•	Showroom and Office Space

o	2101 Pacific Coast Highway, Hermosa Beach CA

o	Expires December 31, 2022

•	Warehouse

o	524 Cypress Avenue Hermosa Beach, CA 90254

o	Expired October 31, 2021, continues on a month-to-month basis

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

The 2020 financial statements have been restated to correct a misstatement. During the year ended December 31, 2021, management determined as part of the Company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year December 31, 2020. In addition, as the Direct-to-Consumer business has grown, management determined it was necessary to record a reserve for refunds. These changes also resulted in an update to the Company’s income tax provision. These changes impacted the 2020 financials statements.

Overview

The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold direct to consumer (“DTC”) online and through our own boutiques as well as traditional wholesale channels, including specialty stores, resorts and select Department Stores.

Results of Operations

Factors Affecting Operating Results

We generate revenue from DTC sales and wholesale sales of handbags and accessories. Revenue is influenced by advertising, discounts and promotions, merchandising, packaging, and in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions.

We deduct promotional discounts and refunds expected to be issued to determine net revenue. Customers who receive a damaged product or are dissatisfied with a product may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing products, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We may periodically provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

The cost of goods sold relates to the cost of materials, manufacturing, inbound shipping, receiving and import duty costs.

Operating expenses largely consist of selling, marketing, advertising, retail operations, and general and administrative expenses.

•	Our selling expenses consist of warehouse and distribution expenses (e.g., fulfilment costs (costs attributable to warehousing inventories, picking, packaging, and preparing customer orders for shipment)), rent and storage fees, packing supplies and shipping expenses, Design and development costs, credit card processing fees, sales representatives’ salaries and commissions, trade shows and showroom costs and the cost of sales samples

•	Our marketing and advertising expenses consist primarily of costs incurred (including salaries) to acquire new customers, build our brand awareness through various offline and online paid advertising channels, including digital and social media, direct mail, and podcasts, email, brand activations, sample sales, promotions and gifts and strategic brand partnerships.

•	Our retail operations costs consist of payroll for retail employees, rent, and store overheads.

•	Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; and (iii) travel-related expenses

Other income and expense consist primarily of interest expense associated with a $4 million line of credit and three loans totaling $2,000,000. One of the loans is with one of our manufacturer partners and the second loan is with the Shannon Christiansen Seare Trust and the third loan is with Black Oak-Hammitt-Convertible Debt, LLC. See “Recent offerings of Securities and Outstanding Debt” below.

During the year ended December 31, 2021, management determined as part of the Company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year ended December 31, 2020. In addition, management determined it was necessary to record a reserve for refunds. See “Note 20 – Restatement” of the Company’s financial statements for further details.

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020

Statements of Operations For the Years Ended December 31, 2021 and 2020

Revenue

Revenue for the year ended December 31, 2021, was $32,180,455, an increase of 83% from revenue of $17,568,252 for the year ended December 31, 2020. Revenue from DTC or online sales increased 78%%, to $19,511,710 for the year ended December 31, 2021, from $10,941,513 for the year ended December 31, 2020. This was primarily driven by the increase in new customers and existing customer sales. Order volumes increased as the Company continued its planned pivot to a DTC focus Company and was helped as states and localities-imposed shelter-in-place orders in connection with the coronavirus (“COVID-19”) pandemic discussed further below.

Revenues from wholesale sales increased by 92%, to $12,668,745 for the year ended December 31, 2020, from $6,565,683 including shipping charges made to wholesalers. The increase relates to the re-opening of department stores and boutiques after the COVID-19 related shutdown.

Cost of Goods Sold

Cost of revenues for the year ended December 31, 2021, was $11,557,658 compared to $6,964,749 for the year ended December 31, 2020, an increase of 66%. The increase in cost of goods sold relates to the increase in revenues.

Accordingly, our gross profit increased 94% to $20,622,797 for the year ended December 31, 2021, from $10,603,503 for the year ended December 31, 2020 and our gross margins increased to 64% for 2021 from 60% in 2020.

Operating Expenses

Operating expenses is comprised of selling expenses and general and administrative expenses. Operating expense increase 60% to $20,429,782 for the year ended December 31, 2021, from 10,691,544 for the year ended December 31, 2021. Selling expenses increased by 67% to $17,848,933 for the year ended December 31, 2021, from $10,691,544 for the year ended December 31, 2020. During this period the amount spent on advertising increased by 70% to $8,104,210 in 2021 from $4,764,495 for the period ended December 31, 2020. The increase in advertising was primarily driven by increased spending with Facebook and Google to acquire new customers.

General and administrative expenses increased by 25% to $ $2,580,849 from $2,072,530 as the Company added staff to support the Company’s continued growth.

Other Expenses (Income)

Other expenses were $619,598 for the year ended December 31, 2021, compared with other income of $76,537 for the year ended December 31, 2020. The 2020 Other Income includes a $484,43 gain from forgiveness of a PPP loan for the period ended December 31, 2020. Excluding the loan forgiveness, other expenses increased for the year ending December 31, 2021 to $619,598 compared to $407,956 for the year ended December 31, 2020, due to increased borrowings to support the Company’s growth.

Tax Benefit

The Company recognizes an income tax benefit related to operating losses. The Company’s income tax benefit decreased to $278,090 for the year ended December 31, 2021, from $531,212 for the year ended December 31, 2020, primarily due to reduced losses.

Net Loss

The Company’s net loss decreased to $148,493 for the year ended December 31, 2021, from $1,552,822 for the year ended December 31, 2020.

Liquidity and Capital Resources

Our operations have been financed to date by a combination of cash generated from operations, debt, and investment capital. Our primary cash needs have been to fund working capital requirements (primarily marketing to increase growth and inventory to support that growth), debt service payments (interest and principal payments), and operating expenses.

As of December 31, 2021, we had cash on hand of $1,032,639, inventory of $5,630,236, and accounts receivable (net) of $2,602,005 and total liabilities of $15,014,928. The Company maintains a $4,000,000 line of credit with Assembled Brands Capital Funding LLC with $3,895,922 drawn down as of December 31, 2021, see “—Line of Credit” (below).

We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, our line of credit and funds generated from this offering. We believe that we will be able to continue to operate our business for the foreseeable future.

Recent offerings of Securities and Outstanding Debt

On September 10, 2021, the Company commenced a Regulation A offering.  As of April 24, 2022, the Company sold 824,549 shares of Class B Common Stock for net proceeds of $907,004.

Indebtedness

•	Line of Credit: The Company maintains a $4,000,000 line of credit with Assembled Brands Capital Funding LLC with an interest rate of 10.8%. Advances on the line of credit can be made up to 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The line of credit requires monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit matures November 20, 2023. The Company had an outstanding balance on the line of credit of $3,895,922 and $2,166,031 at December 31, 2021 and December 31, 2020, respectively.

•	Short-Term Note: In March 2020, the Company entered into a $500,000 note payable with May Diang Ltd. The note bears interest at 10% and is not collateralized. Equal monthly principal and interest payments begin in January 2021. The note matures in January 2023.

•	Stockholder Note Payables:

•	The Company entered into a $500,000 note payable to the Shannon Christiansen Seare Trust on June 1, 2020. The note bears interest at 15% and is unsecured. The note requires interest only payments until its maturity in June 2023.

•	The Company entered into a $950,000 note payable to Shawn Thomas. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in December 2022. During the year ended December 31, 2018, the Company converted $450,000 of this note payable to Class A preferred shares. The balance of this note payable was $0 and $371,200 at December 31, 2021 and 2020 respectively.

o	In conjunction with the note, the Company issued warrants. The warrants are exercisable for 1,417,248 shares of common stock at an exercise price of $0.1433 per share. The warrants, expired on November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model.

o	During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 378,738 shares of common stock at an exercise price of $0.1317 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $2,448 and $2,790 during the years ended December 31, 2021, and 2020, respectively.

•

Long-Term Note Payable: In January 2020, the Company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note is interest free and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020, through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2021 and 2020.

•

On September 24, 2021, the Company entered into a $1,000,000 note payable with Black Oak-Hammitt-Convertible Debt, LLC. The note bears interest at 15% and is unsecured. The note required interest only payments until maturity in June 2023.

Commitments

The Company leases office, warehouse and retail space under noncancelable operation leases which expire between April 2023 and September 2026. Operating lease expense totaled $269,814 and $125,000 for the years ended December 31, 2021, and December 31, 2020, respectively. The $144,814 increase was due to the new lease for the Manhattan Beach retail store and a new sales showroom in Los Angeles.

Trend Information

Our Company primarily operates in the U.S. luxury leather handbag market This market is estimated by management, based on industry data reports, including from Statista, at $12 billion a year and is expected in grow at 5% per annum for the next five years. The market is fragmented with few barriers to entry.

Within this market, leather bags, the main product of the Company, dominate and account for 48.5% share of the revenue by offering better durability, dustproof, and crack-proof properties. This durability associated with this product attracts consumers to spend on these luxury products. (Grandview Research 2017)

It’s reported by “thatFashion,” clothing and accessories were the leading online shopping category with 71% of women buying a product in the category in the last 3 months and, unlike footwear or apparel, handbags do not face the same challenges of size and fit. Therefore, the Company plans to continue its focus on selling direct to consumers online.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. There is uncertainty around the duration and impact of the pandemic. COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain, and purchasing processes. On March 15, 2020, the Company issued a shelter-in-place order to its employees based in our Los Angeles headquarters. As the Company qualified as an essential business as defined by state regulations, we continued to operate our Pennsylvania and California fulfillment centers with approximately 80% occupancy to maintain social distancing. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays.

Since late March 2020, we have experienced a significant increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home restriction orders. While wholesale sales declined in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the Company’s revenue.

We cannot predict the duration or severity of the economic impact of the COVID-19 pandemic or its ultimate impact on our wholesale operations. The ultimate impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the Company has experienced increased overall demand for its products and it does not expect this matter will have a material negative impact on its business, results of operations, or financial position.

Subsequent Events

•	During the year ended December 31, 2021, the Company applied for and recorded employee retention credits in the amount of $965,099. As of December 31, 2021, $662,170 was still receivable of which in February 2022 the Company received $196,822 leaving a remaining balance of $465,348.

•	On March 1, 2022 the Company refinanced the line of credit with an $8,000,000 line of credit agreement with Brightflow Inc. Of the $8,000,000, $6,000,000 was made immediately available with further advances totaling $2,000,000 available upon satisfaction of certain conditions. The line of credit bears interest at 10.75%. Advances on the line of credit can be made up to 90% of eligible accounts receivable, verified purchase orders, and unrestricted cash and 70% of eligible inventory less reserve. Interest only payments are due for 12 months after which principal payments will be due based on a 24-month amortization. The line of credit is secured by all assets of the Company. The line of credit matures at the end of the 24-month amortization.

Going Concern

The Company’s independent auditor, Squire & Company, P.C. audited the Company’s consolidated financial statements as of December 31, 2021, assuming that the Company will continue as a going concern.

Item 3.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The table below sets forth the officers and directors of the Company as of the date of qualification of this Offering Statement.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Andrew Forbes	CEO, CFO	68	November 2017 to Present	Full Time
Tony Drockton	Chairman, Secretary	54	August 2008 to Present	Full Time
Directors:
Tony Drockton	Chairman	54	August 2008 to Present
Andrew Forbes	Director	68	November 2017 to Present
Kenneth Deemer	Director	69	January 2019 to Present
Gregory Seare	Director	47	September 2021 to Present
Significant Employees:
Hsuan Pai	Director, Production and Development	45	January 2018 to Present	Full Time
Tracy Jankowski	VP, Marketing, Advertising and DTC Sales	50	January 2018 to Present	Full Time

Anthony Drockton, Founder, Chairman of the Board of Directors, Secretary

Anthony Drockton has been Chairman and Secretary of Hammitt, Inc. since 2008. As Founder and “Chief Cheerleader,” he is passionate about the business and culture he has created at Hammitt. A lifelong entrepreneur, Tony spent the early part of his career starting and building successful businesses in the construction, real estate and finance sectors before discovering his calling in high fashion. In 2008, Tony founded the Company after recognizing the potential of the handbags designed by Stephanie Hammitt. Tony's vision, leadership, and eye for design and craftsmanship has elevated Hammitt Los Angeles from a regional boutique brand to a digital and retail phenomenon. The integration of his creative skills and management expertise, is a powerful, rare amalgam forming the core of Tony's extraordinary insight and abilities. Tony earned his BA and MBA from Bowling Green State University.

Andrew Forbes, CEO, CFO, Treasurer and Director

Andrew Forbes was appointed CEO, CFO and Treasurer of Hammitt, Inc. in January 2018. He provides operational leadership while guiding all corporate initiatives, managing employees and consulting teams, and overseeing financial reporting. Prior to Hammitt, Andrew spent 20 years as CFO of Vidal Sassoon Salons and Schools. From 1997-2004, he served as founding COO of Jimmy Choo North America where he led the iconic brand through record growth. Andrew then went on to have similar successes as CEO of Taryn Rose International and Jupi Corporation (Kardashian Fashion Brands). From 2014-2017, he was COO at Evolution Footwear Inc. (BED|STU). Andrew has a proven track record of growing retail, e-commerce and wholesale consumer fashion brands through the application of strategic planning, performance metrics, financial reporting and operational controls. He is a Fellow of the Institute of Chartered Accountants of England and Wales, a Member of the Massachusetts Society of Certified Public Accountants and received his MBA from Pepperdine University.

Tracy Jankowski, VP Marketing, Advertising and DTC Sales

Tracy Jankowski has led Hammitt’s sales, marketing and advertising initiatives across various customer touchpoints for both the digital and retail sales channels since January 2018. As VP of Direct-to-Consumer, she has been integral to the tremendous growth Hammitt has experienced in that channel over the last 3 years. Previously, from 2015-2018, she served as Director of Marketing at BED|STU. From 2010-2015, she was Global Marketing Director at Chinese Laundry and Head of Marketing at Taryn Rose International from 2005-2010. Her expertise in executing creative, unique and distinctive strategies have successfully distinguished brands in the marketplace and captured consumer interest. Tracy earned her BA in Business Administration from The University of New Mexico.

Hsuan Pai, Director Production and Development

Hsuan Pai has been Director of Production and Development at Hammitt, Inc. since January 2018. Before joining Hammitt, from 2012-2015, Hsuan was Product Director and VP of Accessories at Jupi Corporation. Prior to that, she served as Director of Product Development at both Charles David and Taryn Rose International. In 2014, she co-founded a progressive footwear brand, Wal and Pai. Fluent in Mandarin and with an elite education in fashion and apparel design, Hsuan maximizes efficiency in Hammitt’s day-to-day operations while creating a unique edge in the Company’s design efforts. Hsuan earned her Associates Degree from FIDM.

Kenneth Deemer, Director

Kenneth Deemer has served as a Member of the Board of Directors of the Company with since January 2019. Kenneth is an executive coach who works with leaders to help them build high performing organizations. He has more than 25 years of experience as a venture capitalist, investing in and serving on the boards of several dozen high-growth companies. His experience includes leadership and mentorship as well as strategic planning, finance, governance and technology. Since 1985, he has been employed by Interven Partners, Inc. (DBA Growth Leaders Group). In addition to the Company’s Board, Kenneth currently sits on the board of Environmental Charter Schools and Los Angeles Center of Photography. He earned a SB in Physics and Electrical Engineering from MIT and MBA from Carnegie Mellon University.

Gregory Seare, Director

Gregory Seare has served as a Member of the Board of Directors of the Company since September 2021. Mr. Seare is the co-founder and managing director of Black Oak Capital (BOC) since February 2008.  In this role, he leads overall strategy formulation and fundraising, while overseeing deal sourcing, due diligence, and new investments.  BOC has invested over $100 million in senior debt, mezzanine debt, and preferred equity financings.  Prior to BOC, Mr. Seare was a founder and managing director at Seare Marriott & Co, a middle-market investment banking firm with offices in Salt Lake City, Utah and Richmond, Virginia.  Mr. Seare previously worked at BB&T and Virginia Capital Markets in Richmond, Virginia where he had over $2 billion of transaction experience spanning multiple industries.  Mr. Seare received an MBA and MPP from William & Mary (where he was a Jefferson Fellow) and a BS in Political Science from the University of Utah.  Mr. Seare was an active Scout Leader for more than a decade and serves as a board member for the Guadalupe Charter School.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our executive officers and directors as follows.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Andrew Forbes	CEO	$350,000	$27,320	(1)	$377,230
Anthony Drockton	Chairman	$350,000	$27,320	(1)	$377,230

(1) This value is based on Black-Scholes Model.

The Company did not compensate its directors in their capacity as directors for the year ended December 31, 2021. There are four directors in this group.

Item 4:

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, Hammitt’s voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the Company’s voting securities.

Name and address of beneficial owner (1)	Title of Class	Amount and nature of beneficial ownership(4)	Amount and nature of beneficial ownership acquirable (4)		Percentage of class(5)
Andrew Forbes	Class A Common Stock (Options)	0	8,313,474	(2)	56.8%

All current executive officers and directors as a group	Class A Common Stock	0	8,313,474	(2)	59.0%
			757,482	(3)

Anthony J Drockton	Class C Common Stock	56,818,698			100%
All current executive officers and directors as a group	Class C Common Stock	56,818,698			100%

Black Oak-Hammitt-Preferred Equity LLC	Class A Preferred Stock	15,206,419			95.3%
Kenneth Deemer (Providence Trust Group LLC)	Class A Preferred Stock	757,482			4.7%

All current executive officers and directors as a group	Class A Preferred Stock	757,482			4.7%

(1)	The address for all beneficial owners is 2101 Pacific Coast Highway, Hermosa Beach, CA 90254.
(2)	Mr. Forbes has fully vested options to purchase up to 8,313,474 shares of Class A Common Stock.
(3)	Convertible from Class A Preferred Stock.
(4)	The number of shares is presented on post-split basis.
(5)	The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5:

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Management Agreement

In December 2018, the Company entered into a management agreement with a stockholder, BCOM. BCOM agrees to provide certain management, strategic and financial consulting services to the Company as long as BCOM owns preferred shares equal to at least 13.33% of the voting stock of the Company. The agreement calls for monthly payments in the amount of $6,250. The Company paid $75,000 and $75,000 for these services for the years ended December 31, 2021 and 2020, respectively.

Stockholder Note Receivable

The Company entered into a $131,713 note receivable to Anthony J Drockton. The note bears interest at 4% and is due upon demand and is unsecured. Interest earned totaled $3,951 for the years ended December 31, 2021 and 2020. Interest receivable for the note was $11,973 and $5,869 at December 31, 2021 and 2020 respectively. The balance of the stockholder note receivable was $131,713 at December 31, 2021 and 2020.

Stockholder Notes Payable

•	On June 1, 2020, the Company entered into a $500,000 note payable to The Shannon Christiansen Seare Trust. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

On September 24, 2021, the Company entered into a $1,000,000 note payable with Black Oak-Hammitt-Convertible Debt, LLC, a Utah limited liability company. The note bears interest at 15% and is unsecured. The note required interest only payments until maturity in June 2023.

•	In March 2020, the Company entered into a $500,000 Promissory Note to MGI Enterprises LTD, a British Virgin Islands Company. The promissory note bears a 10% annum interest rate and is not collateralized. Equal monthly interest payments began in January 2021. The note matures in January 2023.

•	The Company entered into a $950,000 note payable to Shawn Thomas. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in December 2022. During the year ended December 31, 2018, the Company converted $450,000 of this note payable to Class A preferred shares. The balance of this note payable was $0 and $371,200 at December 31, 2021 and 2020 respectively.

o	In conjunction with the note, the Company issued warrants. The warrants are exercisable for 1,417,248 shares of common stock at an exercise price of $0.1433 per share. The warrants, expired on November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model.

o	During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 378,738 shares of common stock at an exercise price of $0.1317 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $2,448 and $2,790 during the years ended December 31, 2021 and 2020, respectively.

Stockholder Loan Agreement and Note Payable

In January 2020, the Company entered into an agreement with MGI Enterprises LTD converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note is interest free and is not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was subsequently converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2021 and 2020.

Item 6.

OTHER INFORMATION

•	On September 24, 2021, the Company entered into a $1,000,000 note payable with Black Oak-Hammitt-Convertible Debt, LLC, a Utah limited liability company. The note bears interest at 15% and is unsecured. The note required interest only payments until maturity in June 2023. This note payable is filed as Exhibit 6.9 to this annual report.

•	In March 2020, the Company entered into a $500,000 Promissory Note to MGI Enterprises LTD, a British Virgin Islands Company. The promissory note bears a 10% annum interest rate and is not collateralized. Equal monthly interest payments began in January 2021. The note matures in January 2023. This promissory note is filed as Exhibit 6.10 to this annual report.

Item 7.

FINANCIAL STATEMENTS

HAMMITT, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (Restated)

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of

Hammitt, Inc.

Opinion

We have audited the financial statements of Hammitt, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Hammitt, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hammitt, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2020 Financial Statements Restated

As discussed in Note 20 to the financial statements, the 2020 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hammitt, Inc.’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hammitt, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hammitt, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Orem, Utah

April 26, 2022

HAMMITT, INC.

BALANCE SHEETS

December 31, 2021 and 2020 (Restated)

	2021	2020
		(Restated)
ASSETS

Current Assets:
Cash	$1,032,639	$220,010
Accounts receivable, net	2,602,005	1,538,242
Inventories, net	5,630,236	2,499,496
Prepaid expenses and other current assets	1,458,607	108,169

Total current assets	10,723,487	4,365,917

Property and Equipment, net	318,724	208,977

Other Assets:
Intangible assets, net	489,365	341,549
Operating lease assets, net	782,373	-
Deferred tax asset	1,491,474	1,212,584
Deposits	75,307	58,230
Stockholder note receivable	131,713	131,713

Total other assets	2,970,232	1,744,076

Total assets	$14,012,443	$6,318,970

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
Accounts payable	$7,753,624	$3,484,040
Accrued expenses	577,195	373,431
Short-term note payable	500,000	500,000
Line of credit	3,895,922	2,166,031
Current portion of operating lease liabilities	182,027	-

Total current liabilities	12,908,768	6,523,502

Long-term Obligation	-	1,500,000

Operating Lease Liabilities, net of current portion	606,160	-

Stockholders Notes Payable	1,500,000	871,200

Total liabilities	15,014,928	8,894,702

Stockholders' Deficit:
Common stock, Class A, no par value, 117,000,000 shares authorized, 6,313,188 and 63,131,886 shares issued and outstanding at December 31, 2021 and 2020, respectively	4,091	40,909
Common stock, Class B, no par value, 153,600,000 shares authorized, 7,008,159 and 6,313,188 shares issued and outstanding at December 31, 2021 and 2020, respectively	104,091	4,091
Common stock, Class C, no par value, 57,000,000 shares authorized, 56,818,698 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	36,818	-
Preferred stock, Class A, no par value, 15,963,900 shares authorized, 15,963,900 shares issued and outstanding at December 31, 2021 and 2020	1,971,000	1,971,000
Preferred stock, Class B, no par value, 7,200,000 shares authorized, 7,034,826 and 0 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,550,000	-
Additional paid-in capital	269,514	197,774
Accumulated deficit	(4,937,999)	(4,789,506)

Total stockholders' deficit	(1,002,485)	(2,575,732)

Total liabilities and stockholders' deficit	$14,012,443	$6,318,970

The accompanying notes are an integral part of these financial statements.

HAMMITT, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020 (Restated)

	2021	2020
		(Restated)
Revenue	$32,180,455	$17,568,252

Cost of Goods Sold	11,557,658	6,964,749

Gross Profit	20,622,797	10,603,503

Operating Expenses:
Selling	17,848,933	10,691,544
General and administrative	2,580,849	2,072,530

Total operating expenses	20,429,782	12,764,074

Operating income (loss)	193,015	(2,160,571)

Other Income (Expense):
Interest income	6,104	5,869
Interest expense	(596,780)	(413,825)
Other expense	(28,922)	-
Gain on forgiveness of PPP loan	-	484,493

Total other income (expense)	(619,598)	76,537

Loss before Income Taxes	(426,583)	(2,084,034)

Income Tax Benefit	278,090	531,212

Net Loss	$(148,493)	$(1,552,822)

Net loss per share - basic and diluted:
Basic(1)	$(0.00)	$(0.02)
Diluted(1)	(0.00)	(0.02)

Weighted average shares outstanding:
Basic(1)	90,980,582	85,408,974
Diluted(1)	90,980,582	85,408,974

(1) Prior period amounts have been retroactively adjusted to reflect the six-for-one stock split in August 24, 2021.  See Note 15 for details.

The accompanying notes are an integral part of these financial statements.

HAMMITT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

Years Ended December 31, 2021 and 2020 (Restated)

	Common Stock						Preferred Stock

	Class A		Class B		Class C		Class A		Class B		Additional
	Number of		Number of		Number of		Number of		Number of		Paid-in	Accumulated
	Shares(1)	Amount	Shares(1)	Amount	Shares	Amount	Shares(1)	Amount	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2020	63,131,886	$40,909	6,313,188	$4,091	-	$-	15,963,900	$1,971,000	-	$-	$139,645	$(2,949,340)	$(793,695)
Prior period adjustment (see note 20)	-	-	-	-	-	-	-	-	-	-	-	(126,924)	(126,924)
Effect of ASC 606 implementation (restated)	-	-	-	-	-	-	-	-	-	-	-	(160,420)	(160,420)
Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	58,129	-	58,129
Net loss (restated)	-	-	-	-	-	-	-	-	-	-	-	(1,552,822)	(1,552,822)
Balance at December 31, 2020 (Restated)	63,131,886	40,909	6,313,188	4,091	-	-	15,963,900	1,971,000	-	-	197,774	(4,789,506)	(2,575,732)
Stock-based compensation - options	-	-	-	-	-	-	-	-	-	-	61,971	-	61,971
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	-	-	9,769	-	9,769
Debt converted to preferred stock	-	-	-	-	-	-	-	-	6,807,894	1,500,000	-	-	1,500,000
Issuance of common stock (less transaction costs totaling $564,469)	-	-	694,971	100,000	-	-	-	-	-	-	-	-	100,000
Conversion of Class A common stock to Class C common stock	(56,818,698)	(36,818)	-	-	56,818,698	36,818	-	-	-	-	-	-	-
Issuance of preferred stock	-	-	-	-	-	-	-	-	226,932	50,000	-	-	50,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	(148,493)	(148,493)
Balance at December 31, 2021	6,313,188	$4,091	7,008,159	$104,091	56,818,698	$36,818	15,963,900	$1,971,000	7,034,826	$1,550,000	$269,514	$(4,937,999)	$(1,002,485)

(1) Prior period amounts have been retroactively adjusted to reflect the six-for-one stock split in August 24, 2021.  See Note 15 for details.

The accompanying notes are an integral part of these financial statements.

HAMMITT, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020 (Restated)

	2021	2020
		(Restated)
Cash Flows from Operating Activities:
Net loss	$(148,493)	$(1,552,822)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation expense	138,417	118,322
Amortization of intangible assets	129,598	37,309
Stock-based compensation - options	61,971	58,129
Stock-based compensation - warrants	9,769	-
Interest expense attributable to amortization of warrants	3,800	2,790
Bad debt expense	4,530	25,173
Deferred tax benefit	(278,890)	(532,012)
Gain on forgiveness of PPP loan	-	(484,493)
Change in operating assets and liabilities:
Accounts receivable	(1,068,293)	(904,759)
Inventories, net	(3,130,740)	(159,190)
Prepaid expenses and other current assets	(1,350,438)	95,013
Operating lease assets	67,127	-
Deposits	(17,077)	(24,900)
Accounts payable	4,269,584	1,461,738
Accrued expenses	204,564	117,564
Unearned revenue	-	(45,674)
Income tax payable	(800)	800
Operating lease liability	(61,313)	-

Total adjustments	(1,018,191)	(234,190)

Net cash used by operating activities	(1,166,684)	(1,787,012)

Cash Flows from Investing Activities:
Purchase of intangible assets	(277,414)	(267,444)
Purchase of property and equipment	(248,164)	(57,737)

Net cash used by investing activities	(525,578)	(325,181)

Cash Flows from Financing Activities:
Net change in line of credit	1,729,891	688,738
Proceeds from issuance of stockholders notes payable	-	500,000
Proceeds from issuance of short-term note payable	1,000,000	500,000
Proceeds from issuance of PPP loan	-	484,493
Proceeds from issuance of common stock	100,000	-
Proceeds from issuance of preferred stock	50,000	-
Payments on stockholders note payable	(375,000)	(125,000)

Net cash provided by financing activities	2,504,891	2,048,231

Net Change in Cash	812,629	(63,962)

Cash at Beginning of Year	220,010	283,972

Cash at End of Year	$1,032,639	$220,010

The accompanying notes are an integral part of these financial statements.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Organization and Purpose

Hammitt, Inc. was organized in the state of California on August 12, 2008. The Company designs, markets and sells luxury handbags and accessories. The Company’s products are sold through traditional retail sales channels and online direct to consumer.

During the year ended December 31, 2021, the board of directors approved a Regulation A+ Tier II offering of up to $25 million shares of Class B Common Stock.

This summary of significant accounting policies of Hammitt, Inc. (the Company) is presented to assist in the understanding of the Company’s financial statements. The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Accounts Receivable

Accounts receivable are recorded at the invoiced amounts and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts annually. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Trade accounts receivable is presented net of an allowance for doubtful accounts of $6,577 and $42,971 at December 31, 2021 and 2020, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in first-out method. The Company reviews inventory for indicators of impairment and records an allowance as deemed necessary. The Company has recorded a reserve for obsolete and slow moving inventories of $25,000 at December 31, 2021 and 2020.

Prepaid Expenses

The Company has made payments for trade shows and other consumables that will be received, consumed or used in a future period.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Leasehold improvements	5 years
Furniture and fixtures	7 to 10 years
Equipment	3 to 10 years
Vehicles	5 years

Expenditures for maintenance and repairs are expensed when incurred, and betterments which extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are recorded in other income.

Intangible Assets

The Company’s intangible assets consist of certain capitalized costs associated with software and trademarks. Website upgrades and software upgrades are being amortized over their estimated economic life of 3 years. The trademarks have an infinite life and are not being amortized.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract (purchase orders) with customers are satisfied; generally, this occurs with the transfer of control of our products. Revenue is measured as the amount of consideration we expect to receive in exchange for the transferring of goods. The Company records amounts billed to customers related to shipping and handling as revenue. Shipping and handling costs are recognized in cost of sales. The Company recognizes revenue as of a point in time when the products have been shipped or at point-of-sale at physical store locations. Revenues are recorded net of estimated returns. The Company records a reserve obligation for estimated returns and an associated right of return asset. The reserve for refunds liability is included on a separate line of the balance sheet and the right of return asset is included in “prepaid expenses and other current assets” on the balance sheet (see Note 4). Returns are estimated by developing an expected value based on historical experience.

Adoption of New Accounting Standard

On January 1, 2020, the Company adopted the Financial Accounting Standards Board Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Topic 606 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. The Company adopted Topic 606 using the modified retrospective transition method only with respect to contracts not completed at the date of adoption. We have developed the additional expanded disclosures required.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The cumulative effect of the changes made to our Consolidated Balance Sheet as of January 1, 2020, for the adoption of Topic 606, were as follows (see Note 20):

	Balance at	Adoption of	Balance at
	December 31, 2019	Topic 606	January 1, 2020
Deferred advertising costs	$222,755	$(222,755)	$-
Deferred tax asset	618,237	62,335	680,572
Accumulated deficit	(2,949,340)	(160,420)	(3,109,760)

The Company adopted ASU No. 2016-02 Leases (Topic 842) as of January 1, 2020, using the modified retrospective approach. The modified retrospective approach provides a method for recording existing leases at the application date. In addition, the Company elected the available practical expedients permitted under the transaction guidance within the new standard. During the year ended December 31, 2020, no significant leases existed. The adoption of the new standard did not have a material impact on the Company’s balance sheets, statements of operations, changes in stockholders’ deficit, and cash flows as of January 1, 2020.

Recently Issued Accounting Pronouncements

The Company has considered all new accounting pronouncements and have concluded that there are no new pronouncements that may have a material impact on our results of operations, financial condition or cash flows based on current information.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statement and tax basis of assets and liabilities as measured by the currently enacted tax rates in effect for the years in which those differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in other income in the statements of operations.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to selection for income tax examinations for years prior to 2018.

Stock-based Compensation

The Company issues equity-settled, stock-based payments to certain employees. Equity-settled, stock-based payments are measured at the fair value of the equity instruments at the date of grant. Stock-based awards are expensed on a straight-line basis over the vesting period, based on estimates of the number of instruments expected to vest.

NOTE 2 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by generally accepted accounting principles, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1. Quoted prices for identical assets or liabilities in active markets to which the Company has access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability. Unobservable inputs should be used to measure fair value to the extent that observable inputs are not available.

The primary uses of fair value measures in the Company’s financial statements relate to stock-based compensation. Stock-based compensation is valued using Level 3 fair value inputs.

NOTE 3 – INVENTORIES

Inventories consist of the following at December 31, 2021 and 2020:

	2021	2020
Finished goods	$4,310,103	$2,242,283
Raw materials	1,345,133	282,213
Allowance for obsolete inventory	(25,000)	(25,000)
Total inventories, net	$5,630,236	$2,499,496

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at December 31, 2021 and 2020:

	2021	2020
Trade show expenses	$18,852	$55,346
Fundraising initiative	664,328	-
IRS employee retention credit receivable	662,170	-
Prepaid inventory	28,252	4,139
Right of return asset	57,846	32,629
Stockholder interest receivable	11,973	5,869
Prepaid advertising	-	9,473
Prepaid insurance	9,474	-
Other	5,712	713
Total prepaid expenses and other current assets	$1,458,607	$108,169

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2021 and 2020:

	2021	2020
Leasehold improvements	$286,065	$141,942
Furniture and fixtures	300,966	256,137
Equipment	131,884	72,673
Vehicles	-	32,500
Less accumulated depreciation	(400,191)	(294,275)
Total property and equipment, net	$318,724	$208,977

Depreciation expense totals $138,417 and $118,322 for the years ended December 31, 2021 and 2020, respectively.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS

The gross carrying amount and associated accumulated amortization of intangible assets is as follows at December 31, 2021 and 2020:

	2021	2020
Trademarks	$83,137	$69,554
Website upgrades	55,770	55,770
Software upgrades	278,913	264,155
Software development	249,073	-
	666,893	389,479
Accumulated amortization	(177,528)	(47,930)
Intangible assets, net	$489,365	$341,549

Amortization expense for each of the years ended December 31, 2021 and 2020, totaled $129,598 and $37,309, respectively. Software development in the amount of $166,543 had not been implemented at December 31, 2021, and amortization has not begun. Estimated amortization for future years is as follows:

Year Ending
December 31,
2022	$128,857
2023	92,105
2024	18,723

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2021 and 2020:

	2021	2020
Payroll liabilities	$137,389	$138,741
Reserve for refunds	275,458	155,374
Income tax payable	800	1,600
Professional fees	-	54,376
Accrued interest	14,276	14,276
Sales tax	149,242	8,595
Other	30	469
	$577,195	$373,431

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – LINE OF CREDIT

The Company maintains a $4,000,000 line of credit with a financial institution with an interest rate of 10.8%. Advances on the line of credit can be made up to 85% of eligible accounts receivable and 70% of eligible finished goods inventory. The carrying amount of accounts receivable that served as collateral totaled $2,602,005 and $1,538,242 at December 31, 2021 and 2020, respectively. The carrying amount of accounts receivable and finished goods inventory that served as collateral totaled $5,630,236 and $2,499,496 at December 31, 2021 and 2020, respectively. The line of credit requires monthly payments of accrued interest and a lump sum payment of principal and interest at maturity. The line of credit matures November 20, 2023. The Company had an outstanding balance on the line of credit of $3,895,922 and $2,166,031 at December 31, 2021 and 2020, respectively.

In conjunction with the line of credit, the Company issued warrants. The warrants are exercisable for 545,454 shares of Class B Common Stock at an exercise price of $0.3667 per share. The warrants, which expire November 20, 2025, were assigned a value of $9,769, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	53.36%
Expected life	5 years
Risk free rate	0.38%
Expected dividend rate	N/A

Management determined the value of warrants was insignificant and amortized the full amount to interest expense during 2021 in the amount of $9,769. In 2022, the Company refinanced the line of credit. The warrant obligations were not impacted by the refinance.

NOTE 9 – SHORT-TERM NOTE PAYABLE

In March 2020, the Company entered into a $500,000 note payable with a vendor. The note bears interest at 10% and is not collateralized. Equal monthly interest payments began in January 2021. The note matures in January 2023.

NOTE 10 – LONG-TERM OBLIGATIONS

In January 2020, the Company entered into an agreement with a vendor converting $1,500,000 of accounts payable to a note payable. The note was entered into to allow more time to finalize a stock purchase agreement between the Company and the vendor. The note bore interest at 10% and was not collateralized. In accordance with the loan agreement, all unpaid principal and interest shall be repaid either through the conversion of the note into preferred stock or through monthly payments beginning December 31, 2020 through December 31, 2021. No principal or interest was paid during 2020 and the note was converted to Series B Preferred Stock in March 2021. Accordingly, the balance of $1,500,000 has been classified as a long-term obligation at December 31, 2020.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 – SMALL BUSINESS ADMINISTRATION’S “PAYCHECK PROTECTION PROGRAM” (PPP)

In April 2020, the Company received a $484,493 loan via the Small Business Administration’s “Paycheck Protection Program” (PPP). The loan was intended to help the Company continue to fund payroll, rent, and utility payments for a twenty-four-week period. As per the rules of the PPP, the funds used for the previously mentioned expenses could become forgivable and would not need to be repaid. On December 3, 2020, the Company received forgiveness of all principal and interest payments for the PPP loan.

NOTE 12 – INCOME TAXES

Income tax (expense) benefit for the years ended December 31, 2021 and 2020, consist of the following:

	2021	2020
Current:
Federal	$-	$-
State	(800)	(800)
Total current	$(800)	$(800)
Deferred:
Federal	$190,789	$363,949
State	88,101	168,063
Total deferred	278,890	532,012
Total income tax benefit	$278,090	$531,212

Deferred tax assets consist of the following at December 31, 2021 and 2020:

	2021	2020
Net operating loss carryforward	$1,541,893	$1,221,351
Allowance for bad debts	1,840	12,025
Inventory reserve	6,996	6,996
Reserve for refunds	77,083	43,479
Right of return asset	(16,187)	(9,131)
Intangible assets	(169,180)	(36,696)
Right of use asset	1,627	-
Charitable donation	46,099	26,887
Depreciation and amortization	1,303	(52,327)
Total	$1,491,474	$1,212,584

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 13 – EQUITY

The equity of the Company is comprised of classes of equity divided into Class A Common Stock, Class B Common Stock, Class C Common Stock, Class A Preferred Stock, and Class B Preferred Stock.

Common Stock

Common Stock has Class A Common Stock, Class B Common Stock and Class C Common Stock. Except as otherwise required by law, the Class A Common Stock, Class B Common Stock, and Class C Common Stock have identical rights, powers and preferences, including rights to dividends and in liquidation. Class A Common Stock have the right to one vote per share whereas Class B Common Stock does not have any voting rights. Class C Common Stock have the right to three votes per share and are not assignable or transferable without first converting into Class A Common Stock, except by will or by the laws of descent and distribution. Each share of Class A Common Stock is convertible, at the option of the holder thereof, into one fully paid and non-assessable share of Class B Common Stock. Each share of Class C Common Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into one fully paid and non-assessable share of Class A Common Stock.

Preferred Stock

Class A Preferred Stock and Class B Preferred Stock are convertible, at the option of the holder, at any time without payment of additional consideration into the number of shares of Class A Common Stock as determined by the original issue price by the Class A conversion price in effect at the time of conversion, adjusted for the effects of any dilution. The Class A Conversion Price is equal to $0.1320. The Class B Conversion Price is equal to $0.2203. Conversion Prices and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock is subject to adjustment. Preferred stockholders are entitled to the number of votes and dividends equal to the number of common shares into which the preferred stock is convertible. Preferred stock does not carry an annual dividend obligation. Preferred stock has preference over common stock in the case of liquidation. Preferred stock is required to receive or simultaneously receive a dividend on each outstanding share of Preferred Stock in an amount at least equal to any dividend on shares of any other class or series of capital stock of the Company.

Stock Split

On August 17, 2021, the Company’s board of directors approved the adoption of the Company’s Fourth Amended and Restated Articles of Incorporation, which increased the total number of shares of common stock and preferred stock that the Company is authorized to issue as follows:

	Number of Shares	Number of Shares
	Authorized Before	Authorized After
	Stock Split	Stock Split
Class A Common Stock	19,500,000	117,000,000
Class B Common Stock	1,100,000	153,600,000
Class C Common Stock	9,500,000	57,000,000
Class A Preferred Stock	2,660,650	15,963,900
Class B Preferred Stock	1,200,000	7,200,000

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

The Fourth Amended and Restated Articles of Incorporation became effective on August 24, 2021. Effective August 24, 2021, the Company’s board of directors authorized a six-for-one split of the common stock and preferred stock. Accordingly, all references to numbers of common and preferred shares and per-share data in the financial statements have been adjusted to reflect the stock split on a retroactive basis. At the same time as the stock split, the board of directors authorized more shares of Class B Common Stock equal to the number of shares shown above.

NOTE 14 – STOCK-BASED COMPENSATION

Stock Option Grants

The Company’s Board of Directors has approved stock option grants to key employees to acquire the Company’s common stock. The awards vest over a 3-year period and have a grant date contractual life of 10 years. Compensation cost is recognized on a straight-line basis over the vesting period.

The following represents stock option activity during the years ended December 31, 2021 and 2020:

			Weighted	Weighted
		Weighted	Average	Average
	Number of	Average	Grant Date	Remaining
	Stock	Exercise	Fair	Contractual
	Options	Price	Value	Term
Outstanding - December 31, 2019	8,313,456	$0.08	$0.02	8.56
Granted	3,000,000	0.22	0.04	9.92
Outstanding - December 31, 2020	11,313,456	0.12	0.03	8.18
Granted	3,000,000	0.22	0.04	9.92
Outstanding - December 31, 2021	14,313,456	$0.14	$0.03	7.56

December 31, 2020
Options vested and exercisable	8,313,456	$0.08	$0.02	7.55
Options expected to vest	3,000,000	0.22	0.04	9.92

December 31, 2021
Options vested and exercisable	10,317,456	$0.11	$0.02	7.02
Options expected to vest	3,996,000	0.22	0.04	8.96

The fair market value of stock options is estimated using the Black-Scholes valuation model, and the Company uses the following methods to determine its underlying assumption: expected volatilities are based on the historical volatilities of similar publicly-held companies; the expected term of options granted is based on the estimated time options will be outstanding; and the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent period if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

At December 31, 2021, all of the Company’s outstanding stock options are to employees with service conditions.

During the years ended December 31, 2021 and 2020, the Company recognized stock-based compensation cost of $61,971 and $58,129, respectively, for employees with service conditions. Compensation cost for awards expected to vest in future years for employees with service conditions totals $88,844 and $71,898 for the years ended December 31, 2022 and 2023, respectively. The weighted-average remaining vesting period for these awards approximates 1.94 years.

Management has utilized the Black-Scholes pricing model to calculate stock options granted to employees during the years ended December 31, 2021 and 2020. The inputs into the model are as follows:

	2021	2020
Expected volatility	53.36%	53.36%
Expected life	6.5 years	6.5 years
Risk free rate	0.64%	0.61%
Expected dividend rate	N/A	N/A

Class B Common Stock Warrants

During 2021, the Company granted warrants to purchase Class B Common Stock to a service provider helping with the production of a docuseries to promote the Company’s Regulation A Offering. The warrants have been granted with an exercise price equal to 1/10th of the price of Common Stock established in the Regulation A Offering. The warrants which expire July 26, 2026, were assigned a value of $2,014,527, estimated using the Black-Scholes valuation model. Because the costs were only incurred due to the Regulation A Offering, the costs were offset against the amount recorded in equity. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	53.36%
Expected life	5 years
Risk free rate	0.71%
Expected dividend rate	N/A

The warrants vested according to the following schedule:

•	40% upon the issuance of the warrant
•	30% upon commencement of the physical production
•	30% upon the release of the first episode

All milestones had been met before December 31, 2021, and the warrants were fully vested.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Also during 2021, the Company granted warrants to purchase Class B Common Stock to a service provider. The warrants have been granted with an exercise price equal to the stock price of the most recent Regulation A Offering price. All warrants were fully vested on the grant date. The warrants which expire September 9, 2026, were assigned a value of $200,000 based on the value of the service provided. Because the costs were only incurred due to the Regulation A Offering, the costs were offset against the amount recorded in equity.

See Notes 8 and 18 for warrants issued with promissory notes.

The following represents warrant activity during the years ended December 31, 2021 and 2020:

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Warrants	Exercise
	Warrants	Price	Exercisable	Price
Outstanding - December 31, 2019	1,795,986	$0.14	1,795,986	$0.11
Granted	545,454	0.37	545,454	0.37
Outstanding - December 31, 2020	2,341,440	0.19	2,341,440	0.19
Granted	1,999,999	0.11	1,999,999	0.11
Expired	(1,417,248)	0.14	(1,417,248)	0.14
Outstanding - December 31, 2021	2,924,191	$0.15	2,924,191	$0.15

Warrants Outstanding and Exercisable
Range of		Weighted
Warrant		Average
Exercise	Number	Remaining
Price	of Warrants	Contractual Life
$0.11 - $0.13	2,196,919	4.10
$0.37	545,454	3.89
$1.10	181,818	4.69

NOTE 15 – CONCENTRATIONS

The Company’s carrying amount of deposits with financial institutions was $1,032,639, and the bank balance was $948,667 of which $279,126 was covered by FDIC insurance at December 31, 2021.

For the years ended December 31, 2021 and 2020, approximately 20% and 18% of the Company’s revenues were derived from one customer.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 16 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

During the years ended December 31, 2021 and 2020, the Company paid interest of $587,011 and $383,534, respectively. The Company paid $800 and $0 in income taxes during the years ended December 31, 2021 and 2020, respectively.

During the year ended December 31, 2021, the Company recognized $849,500 of operating lease assets with corresponding operating lease liabilities.

During the year ended December 31, 2021, long-term obligations in the amount $1,500,000 were converted to Class B Preferred Stock.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office, warehouse and retail space under noncancelable operation leases which expire between April 2023 and September 2026. The leases resulted in recording operating lease assets and liabilities totaling $849,500 during the year ended December 31, 2021. Operating lease expense totaled $269,814 and $125,000 for the years ended December 31, 2021 and 2020, respectively.

Operating lease weighted-average remaining lease term was 3.9 years, and the weighted-average discount rate was 11% at December 31, 2021.

Operating lease future minimum lease payments with their present values as of December 31, 2021, are summarized as follows:

Year Ending
December 31,
2022	$258,432
2023	225,047
2024	209,949
2025	215,120
2026	72,933
Total future minimum lease payments	981,481
Less amounts representing interest	(193,294)
Present value of minimum lease payments	788,187
Current portion	(182,027)
$606,160

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

Employment Agreement

The Company has an employment agreement with an executive. This written agreement requires annual base compensation of approximately $270,000 plus benefits. The initial term of the agreement ended November 27, 2020 and was extended until November 27, 2023, after which time the agreement will automatically renew each year unless terminated by either the Company or the employee.

IRS Employee Retention Credit

During the year ended December 31, 2021, the Company applied for and recorded employee retention credits in the amount of $965,099. The amount was recorded between selling and general administrative expenses on the statements of operations, and recorded in prepaid expenses and other current assets on the balance sheets. During the year ended December 31, 2022, the Company received payment in the amount of $302,929 on the employee retention credits. Employee retention credits are subject to examination for five years from the filing date.

General Contingencies

The Company is from time to time involved in litigation in the normal course of business. In the opinion of management, at December 31, 2021 and 2020, there were no contingent liabilities that would have a material impact on the financial position of the Company.

COVID-19 Pandemic

The outbreak of the novel strain of coronavirus (COVID-19) continues to impact regions in which the Company operates. The widespread impact of COVID-19 resulted in temporary closures of directly operated stores, as well as at wholesale partners starting in 2020. Since then, certain directly operated stores and the stores of wholesalers have experienced temporary re-closures or are operating under tighter restrictions in compliance with local government regulation. COVID-19 has also resulted in ongoing supply chain challenges, such as logistic constraints, the temporary closure of certain third-party manufactures and increased freight costs.

The global COVID-19 pandemic is continuously evolving and the extent to which this impacts the company – including unforeseen increased costs to the Company’s business – will depend on future developments, which cannot be predicted, including the ultimate duration, severity and geographic resurgence of the virus and the success of actions to contain the virus, including variants of the novel strain, or treat its impact, among others. As the full magnitude of the effects of the Company’s business is difficult to predict, the COVID-19 pandemic has and may continue to have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows for the foreseeable future.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 18 – RELATED-PARTY TRANSACTIONS

Management Agreement

In December 2018, the Company entered into a management agreement with a service provider related to a stockholder. The provider agrees to provide certain management, strategic and financial consulting services to the Company as long as the stockholder owns preferred shares equal to at least 13.33% of the voting stock of the Company. The agreement calls for monthly payments in the amount of $6,250. The Company paid $75,000 for these services for the years ended December 31, 2021 and 2020.

Stockholder Note Receivable

The Company entered into a $131,713 note receivable to a stockholder. The note bears interest at 4% and is due upon demand and is unsecured. Interest earned totaled $3,951 for each of the years ended December 31, 2021 and 2020. Interest receivable for the note was $11,973 and $5,869 at December 31, 2021 and 2020, respectively. The balance of the stockholder note receivable was $131,713 at December 31, 2021 and 2020.

Stockholder Notes Payable

The Company entered into a $500,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

The Company entered into a $1,000,000 note payable with a stockholder. The note bears interest at 15% and is unsecured. The note requires interest only payments until maturity in June 2023.

The Company entered into a $950,000 note payable with a stockholder. The note bore interest at 15% and was unsecured. The note required interest only payments until maturity in December 2022. During the year ended December 31, 2018, the company converted $450,000 of the note payable to Class A preferred shares. The balance of the stockholder note payable was $0 and $371,200 at December 31, 2021 and 2020, respectively.

In conjunction with the note, the Company issued warrants. The warrants were exercisable for 1,417,248 shares of common stock at an exercise price of $0.1433 per share. The warrants, expired November 3, 2021, were assigned a value of $10,263, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	1.26%
Expected dividend rate	N/A

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2018, the Company issued warrants in conjunction with subordination of the note. The warrants are exercisable for 378,738 shares of common stock at an exercise price of $0.1317 per share. The warrants, which expire November 2, 2023, were assigned a value of $3,688, estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants using the Black-Scholes valuation model:

Expected volatility	35.59%
Expected life	5 years
Risk free rate	3.04%
Expected dividend rate	N/A

The warrants are being amortized to interest expense, using the effective interest method, over the term of the notes. Total interest expense recognized related to the warrants was $2,448 and $2,790 during the years ended December 31, 2021 and 2020, respectively.

Future maturities of the stockholder notes payable are $1,500,000 during the year ended December 31, 2023.

NOTE 19 – RECLASSIFICATIONS

Certain amounts in the 2020 financial statements have been reclassified to conform to the presentation in the 2021 financial statements. These reclassifications have no effect on net loss.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 20 – RESTATEMENT

During the year ended December 31, 2021, management determined as part of the Company’s adoption of Topic 606 all deferred advertising costs should be expensed beginning in the year ended December 31, 2020. In addition, management determined it was necessary to record a reserve for refunds and right of return assets, and merchant processing fees. These changes also resulted in an update to the Company’s income tax provision. These changes impacted the 2020 financial statements, as follows:

	As Previously	As
	Reported	Restated
Assets:
Cash	$470,559	$220,010
Current portion of deferred advertising costs	538,334	-
Prepaid expenses and other current assets(2)	75,540	108,169
Deferred advertising costs, less current portion	93,953	-
Deferred tax asset	1,128,642	1,212,584
Liabilities:
Accrued expenses(3)	218,057	373,431
Stockholders' Deficit:
Accumulated deficit	(3,867,867)	(4,789,506)
Revenue	17,620,085	17,568,252
Cost of Goods Sold	6,975,634	6,964,749
Operating Expenses:
Selling	10,162,220	10,691,544
General and administrative	2,014,401	2,072,530
Other Expense:
Interest expense	(386,324)	(413,825)
Income Tax Benefit	509,605	531,212
Net loss	(918,527)	(1,552,822)

(2)	Previously reported balance includes stockholder interest receivable in the amount of $5,869 that was reclassified to prepaid expenses and other current assets.

(3)	Previously reported balance includes accrued interest and income tax payable in the amount of $14,276 and $1,600, respectively, that was reclassified to accrued expenses.

Certain amounts in the 2019 financial statements have been restated, which decreased net loss and accumulated deficit by $126,924. Reserve for refunds in the amount of $103,541 and right of return asset in the amount of $21,744 were recorded. In addition, cash was decreased by $45,127 to record merchant processing fees.

HAMMITT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 21 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 26, 2022, the date the financial statements were available to be issued.

On March 1, 2022, the Company refinanced the line of credit with an $8,000,000 line of credit agreement with a different financial institution. Of the $8,000,000, advances totaling $2,000,000 will be available upon satisfaction of certain conditions. The line of credit bears interest at 10.75%. Advances on the line of credit can be made up to 90% of eligible accounts receivable, verified purchase orders, and unrestricted cash and 70% of eligible inventory less reserves. The line of credit is secured by all assets of the Company. Interest only payments are due for 12 months after which principal payments will be due based on a 24-month amortization. The line of credit matures at the end of the 24-month amortization.

Item 8.

INDEX TO EXHIBITS

2.1	Fourth Amended and Restated Articles of Incorporation of Hammitt, Inc. (1)
2.2	Bylaws (1)
3.1	Investor Rights Agreement (1)
3.2	Right of First Refusal and Co-Sale Agreement (1)(2)
3.3	Form of Custody Account Agreement (1)
5.1	Voting Agreement (1)(2)
6.1	Note Payable to The Shannon Christiansen Seare Trust, dated June 1, 2020 (1)
6.2	Note Payable to Shawn Thomas dated January 27, 2015 (1)(2)
6.3	Note Receivable between the Company and Anthony J. Drockton (1)
6.4	Management Advisory Services Agreement dated December 18, 2018 between the Company and bocm4, LLC (1)
6.5	Hammitt 2018 Incentive Stock Option Plan (1)
6.6	Employment Agreement between the Company and Anthony J. Drockton (1)(2)
6.7	Employment Agreement between the Company and Andrew Forbes (1)(2)
6.8	Loan Agreement dated and Note dated January 10, 2020 (1)
6.9	Note Payable to Black Oak-Hammitt-Convertible Debt, LLC in the amount of $1,000,000, dated September 24, 2021.
6.10	Promissory Note to MGI Enterprises LTD in the amount of $500,000, dated March 2020.

(1) Previously filed

(2) Portions of the exhibit has been omitted

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hermosa Beach, California, on April 28, 2022.

Hammitt, Inc.

/s/ Andrew Forbes
By Andrew Forbes
CEO of Hammitt, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Forbes

Andrew Forbes, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: April 28, 2022

/s/ Anthony Drockton

Anthony Drockton, Chairman of the Board of Directors

Date: April 28, 2022

/s/ Kenneth Deemer

Kenneth Deemer, Director

Date: April 28, 2022

/s/ Gregory Seare

Gregory Seare, Director

Date: April 28, 2022